                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934



                               NIAGARA CORPORATION
                     ---------------------------------------
                                (Name of Issuer)



                         Common Stock, Par Value $0.001
                     ---------------------------------------
                         (Title of Class of Securities)



                                    653349100
                     ---------------------------------------
                                 (CUSIP Number)



                                Walter J. Schloss
                     Walter & Edwin Schloss Associates, L.P.
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 371-2529
                     ---------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)



                                November 16, 2001
                     ---------------------------------------
                      (Date of Event Which Requires Filing
                                 of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO.  653349100
           -----------------------------------
--------------------------------------------------------------------------------
1)   Name of Reporting Person                  Walter & Edwin Schloss
     S.S. or I.R.S. Identification No.         Associates, L.P.
     of Above Person                           Employer I.D. No. 13-6065556
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                 (a)
     if a Member of a Group                       ------------------------------
     (See Instructions)                        (b)                   X
                                                  ------------------------------
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See
     Instructions)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place                              Delaware
     of Organization
--------------------------------------------------------------------------------
Number of Shares     (7)        Sole Voting Power          -0-
Beneficially Owned   -----------------------------------------------------------
by Each Reporting    (8)        Shared Voting Power        -0-
Person               -----------------------------------------------------------
With                 (9)        Sole Dispositive Power     -0-
                     -----------------------------------------------------------
                     (10)       Shared Dispositive
                                Power                      -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                        -0-
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                                 -0-
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See
     Instructions)                                     PN
--------------------------------------------------------------------------------

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CUSIP NO.  653349100
           -----------------------------------
--------------------------------------------------------------------------------
1)   Name of Reporting Person                  Schloss Management
     S.S. or I.R.S. Identification No.         Company
     of Above Person                           Employer I.D. No. 13-3522115
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                 (a)
     if a Member of a Group                       ------------------------------
     (See Instructions)                        (b)                   X
                                                  ------------------------------
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See
     Instructions)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place                              New York
     of Organization
--------------------------------------------------------------------------------
Number of Shares     (7)        Sole Voting Power          -0-
Beneficially Owned   -----------------------------------------------------------
by Each Reporting    (8)        Shared Voting Power        -0-
Person               -----------------------------------------------------------
With                 (9)        Sole Dispositive Power     -0-
                     -----------------------------------------------------------
                     (10)       Shared Dispositive
                                Power                      -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                        -0-
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                                 -0-
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See
     Instructions)                                     PN
--------------------------------------------------------------------------------

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CUSIP NO.  653349100
           -------------------------------
--------------------------------------------------------------------------------
1)   Name of Reporting Person                  Walter J. Schloss
     S.S. or I.R.S. Identification No.         Soc. Sec. No. ###-##-####
     of Above Person

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                 (a)
     if a Member of a Group                       ------------------------------
     (See Instructions)                        (b)                   X
                                                  ------------------------------
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See
     Instructions)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place                       United States
     of Organization
--------------------------------------------------------------------------------
Number of Shares     (7)        Sole Voting Power          -0-
Beneficially Owned   -----------------------------------------------------------
by Each Reporting    (8)        Shared Voting Power        -0-
Person               -----------------------------------------------------------
With                 (9)        Sole Dispositive Power     -0-
                     -----------------------------------------------------------
                     (10)       Shared Dispositive
                                Power                      -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                        -0-
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                                 -0-
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See
     Instructions)                                     IN
--------------------------------------------------------------------------------

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CUSIP NO.  653349100
           -------------------------------
--------------------------------------------------------------------------------
1)   Name of Reporting Person                  Edwin W. Schloss
     S.S. or I.R.S. Identification No.         Soc. Sec. No. ###-##-####
     of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                 (a)
     if a Member of a Group                       ------------------------------
     (See Instructions)                        (b)                   X
                                                  ------------------------------
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See
     Instructions)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place                      United States
     of Organization
--------------------------------------------------------------------------------
Number of Shares     (7)        Sole Voting Power          -0-
Beneficially Owned   -----------------------------------------------------------
by Each Reporting    (8)        Shared Voting Power        -0-
Person               -----------------------------------------------------------
With                 (9)        Sole Dispositive Power     -0-
                     -----------------------------------------------------------
                     (10)       Shared Dispositive
                                Power                      -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                        -0-
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                                 -0-
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See
     Instructions)                                     IN
--------------------------------------------------------------------------------

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                             INTRODUCTORY STATEMENT

                  On October 24, 2000, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Original Statement"), relating to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Niagara Corporation ("Niagara"), beneficially owned by Walter & Edwin Schloss Associates, L.P. ("Associates"), Walter J. Schloss and Edwin W. Schloss. This Amendment No. 1 is being filed to report the sale by Associates, Schloss Management Company ("Management"), Walter J. Schloss and Edwin W. Schloss (collectively, the "Filing Persons") of all of the shares of Common Stock of Niagara beneficially owned by the Filing Persons. With the filing of this Amendment No. l, the obligations of the Filing Persons to file Statements on Schedule 13D with respect to such shares will terminate.

                  The Original Statement is amended as follows:

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, none of Associates, Management, Walter Schloss or Edwin Schloss beneficially owns any shares of Common Stock.

         (b) Not Applicable.

         (c) Information with respect to all transactions in which Associates, Management, Walter J. Schloss or Edwin W. Schloss sold shares of Common Stock during the 60-day period ended on the date hereof are as follows:

ASSOCIATES:

                     DATE               SHARES SOLD           PER SHARE PRICE
                     ----               -----------           ---------------
                  11/16/2001              500,000                  $2.50


WALTER J. SCHLOSS:

                     DATE               SHARES SOLD           PER SHARE PRICE
                     ----               -----------           ---------------
                  11/16/2001               50,000                  $2.50

EDWIN W. SCHLOSS:

                     DATE               SHARES SOLD           PER SHARE PRICE
                     ----               -----------           ---------------
                  11/16/2001               15,000                  $2.50
                  10/25/2001               11,200                  $1.41
                  10/24/2001               2,800                   $1.40
                  10/19/2001               1,000                   $1.45

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All transactions on November 16, 2001 were effected privately pursuant to a letter agreement, dated November 16, 2001, among Associates, Walter Schloss, Edwin Schloss and Michael Sharf. The remaining transactions by Edwin Schloss were open-market transactions.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 16, 2001, Associates, Walter Schloss and Edwin Schloss sold 500,000, 50,000 and 15,000 shares of Common Stock, respectively, to Mr. Michael Sharf, at $2.50 per share for aggregate consideration of $1,412,500. The letter agreement with Mr. Scharf also provides that if at anytime before November 16, 2002, Mr. Scharf purchases any shares of Common Stock in excess of $2.50 per share (other than through the exercise of stock options), Mr. Scharf will pay Associates, Walter Schloss and Edwin Schloss as additional consideration the amount of such excess.

         Except as otherwise described herein, none of the Filing Persons has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 4, 2001
                                            /s/ WALTER J. SCHLOSS
                              --------------------------------------------------
                                                Walter J. Schloss


                                            /s/ EDWIN W. SCHLOSS
                              --------------------------------------------------
                                                Edwin W. Schloss

                              WALTER & EDWIN SCHLOSS ASSOCIATES, L.P.
                              By Schloss Management Company, General Partner


                              By:    /s/ WALTER J. SCHLOSS
                                     -------------------------------------------
                                     Walter J. Schloss, General Partner


                              By:    /s/ EDWIN W. SCHLOSS
                                     -------------------------------------------
                                     Edwin W. Schloss, General Partner


                              SCHLOSS MANAGEMENT COMPANY


                              By:    /s/ WALTER J. SCHLOSS
                                     -------------------------------------------
                                     Walter J. Schloss, General Partner


                              By:    /s/ EDWIN W. SCHLOSS
                                     -------------------------------------------
                                     Edwin W. Schloss, General Partner